UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  I-MANY, INC.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   44973Q103
                                 (CUSIP Number)

                                February 12, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [___]  Rule 13d-1(b)
         [ X ]  Rule 13d-1(c)
         [___]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 10 Pages

CUSIP No. 44973Q103

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                          IMPRIMIS SB, L.P.
         I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group               (a) [ ]
         (See Instructions)                                             (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                          Delaware

--------------------------------------------------------------------------------
         Number of Shares   5.      Sole Voting Power                         0
         Beneficially
         Owned by Each      ----------------------------------------------------
         Reporting          6.      Shared Voting Power                 119,319
         Person With
                            ----------------------------------------------------
                            7.      Sole Dispositive Power                    0

                            ----------------------------------------------------
                            8.      Shared Dispositive Power            119,319

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person   119,319

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes

         Certain Shares (See Instructions)                                  [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                   0.4%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                         PN

--------------------------------------------------------------------------------

                                                             Page 2 of 10 Pages

CUSIP No. 44973Q103

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                 WI SOFTWARE INVESTORS, LLC
         I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group               (a) [ ]
         (See Instructions)                                             (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                          Delaware


--------------------------------------------------------------------------------
         Number of Shares           5.      Sole Voting Power                 0
         Beneficially
         Owned by Each              --------------------------------------------
         Reporting                  6.      Shared Voting Power       1,329,801
         Person With
                                    --------------------------------------------
                                    7.      Sole Dispositive Power            0

                                    --------------------------------------------

                                    8.      Shared Dispositive Power  1,329,801

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person 1,329,801

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes

         Certain Shares (See Instructions)                                  [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                   4.2%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                         CO

--------------------------------------------------------------------------------

                                                             Page 3 of 10 Pages

CUSIP No. 44973Q103

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                        CHARLES E. DAVIDSON
         I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group               (a) [ ]
         (See Instructions)                                             (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                     United States

--------------------------------------------------------------------------------
         Number of Shares           5.      Sole Voting Power                 0
         Beneficially
         Owned by Each              --------------------------------------------
         Reporting                  6.      Shared Voting Power       1,449,120
         Person With
                                    --------------------------------------------
                                    7.      Sole Dispositive Power            0

                                    --------------------------------------------
                                    8.      Shared Dispositive Power  1,449,120

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,120

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes

         Certain Shares (See Instructions)                                  [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                   4.5%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                         IN

--------------------------------------------------------------------------------

                                                             Page 4 of 10 Pages

CUSIP No. 44973Q103

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                           JOSEPH M. JACOBS
         I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group               (a) [ ]
         (See Instructions)                                             (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                     United States

--------------------------------------------------------------------------------
         Number of Shares           5.      Sole Voting Power                 0
         Beneficially
         Owned by Each              --------------------------------------------
         Reporting                  6.      Shared Voting Power       1,449,120
         Person With
                                    --------------------------------------------
                                    7.      Sole Dispositive Power            0

                                    --------------------------------------------
                                    8.      Shared Dispositive Power  1,449,120

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,120

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes

         Certain Shares (See Instructions)                                  [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                   4.5%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                         IN

--------------------------------------------------------------------------------

                                                             Page 5 of 10 Pages

CUSIP No. 44973Q103

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                     WEXFORD MANAGEMENT LLC
         I.R.S. Identification Nos. of Above Persons (entities only)


--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group               (a) [ ]
         (See Instructions)                                             (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                       Connecticut


--------------------------------------------------------------------------------
         Number of Shares           5.      Sole Voting Power                 0
         Beneficially
         Owned by Each              --------------------------------------------
         Reporting                  6.      Shared Voting Power       1,449,120
         Person With
                                    --------------------------------------------
                                    7.      Sole Dispositive Power            0

                                    --------------------------------------------
                                    8.      Shared Dispositive Power  1,449,120

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,120

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes

         Certain Shares (See Instructions)                                  [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                   4.5%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                         CO

--------------------------------------------------------------------------------

                                                             Page 6 of 10 Pages

Item 1.

     (a)  The name of the issuer is I-MANY, INC. (the "Issuer").

     (b) The principal executive office of the Issuer is located at 537 Congress Street, 5th Floor, Portland, ME 04101.

Item 2.

     (a) This statement is being filed by (i) Imprimis SB, L.P., a Delaware limited partnership ("Imprimis"), (ii) WI Software Investors, LLC, a Delaware limited liability company ("WI Software", and collectively with Imprimis, the "Stockholders") (iii) Wexford Management LLC, a Connecticut limited liability company ("Wexford Management"), (iv) Charles E. Davidson and (v) Joseph M. Jacobs (the individuals and entities referred to above, collectively, the "Reporting Persons").

     (b) The principal business and office address for the Reporting Persons is c/o Wexford Management LLC, 411 West Putnam Avenue, Suite 125, Greenwich, Connecticut 06930.

     (c) Imprimis is a Delaware limited partnership, the partners of which are private investment funds. Imprimis was organized for the purpose of making various investments.

          WI Software is a Delaware limited liability company, the members of which are private investment funds. WI Software was formed for the purpose of making various investments.

          Wexford Management, a Connecticut limited liability company, is a registered Investment Advisor and the investment advisor to the Stockholders. Wexford Management also serves as an investment advisor or sub- advisor to the members of WI Software and the partners of Imprimis.

          Charles E. Davidson, a United States citizen, is chairman, a managing member and a controlling member of Wexford Management. Mr. Davidson is a controlling person or an investor in a number of private companies, including certain members of WI Software and partners of Imprimis.

          Joseph M. Jacobs, a United States citizen, is president, a managing member and a controlling member of Wexford Management. Mr. Jacobs is a controlling person or an investor in a number of private companies, including certain members of WI Software and partners of Imprimis.

     (d) This class of securities to which this statement relates is common stock, par value $.0001, of the Issuer (the "Common Stock").

     (e)  The CUSIP number of the Common Stock is 44973Q103.

Item 3.

If this statement is filed pursuant to rule 240.13d-  1(b), or  240.13d-2(b)  or
(c), check whether the person filing is a:

     (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  ___  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  ___  An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

     (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

                                                            Page 7 of 10 Pages

     (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j) ___  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 240.13d-1(c), check this box. /X/.

Item 4.    Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     During the period of January 1, 2001 through February 12, 2001, (i) WI Software Investors, LLC sold an aggregate of 2,137,137 shares at an average price of $17.32 per share, and (ii) Imprimis SB, LP sold an aggregate of 191,763 shares at an average price of $17.31 per share.

     The Reporting Persons may be deemed to own beneficially the respective percentages and numbers of shares of Common Stock set forth below (on the basis of 32,047,485 shares of Common Stock issued and outstanding as of November 14, 2000 as reported in the Form 10-Q of the Issues).

Imprimis SB, L.P.

(a)   Amount beneficially owned:  119,319

(b)   Percent of class:  0.4%

(c)   Number of shares as to which the person has:

      (i)    Sole power to vote or to direct the vote:  0

      (ii)   Shared power to vote or to direct the vote: 119,319

      (iii)  Sole power to dispose or to direct the disposition of: 0

      (iv)   Shared power to dispose or to direct the disposition of: 119,319

WI Software Investors, LLC

(a)   Amount beneficially owned: 1,329,801

(b)   Percent of class:  4.2%

(c)   Number of shares as to which the person has:

      (i)    Sole power to vote or to direct the vote:  0

      (ii)   Shared power to vote or to direct the vote: 1,329,801

      (iii)  Sole power to dispose or to direct the disposition of: 0

      (iv)   Shared power to dispose or to direct the disposition of: 1,329,801

Charles E. Davidson

(a)   Amount beneficially owned: 1,449,120

(b)   Percent of class:  4.5%

(c)   Number of shares as to which the person has:

                                                             Page 8 of 10 Pages

      (i)    Sole power to vote or to direct the vote:  0

      (ii)   Shared power to vote or to direct the vote: 1,449,120

      (iii)  Sole power to dispose or to direct the disposition of: 0

      (iv)   Shared power to dispose or to direct the disposition of: 1,449,120

Joseph M. Jacobs

(a)   Amount beneficially owned: 1,449,120

(b)   Percent of class:  4.5%

(c)   Number of shares as to which the person has:

      (i)    Sole power to vote or to direct the vote:  0

      (ii)   Shared power to vote or to direct the vote: 1,449,120

      (iii)  Sole power to dispose or to direct the disposition of: 0

      (iv)   Shared power to dispose or to direct the disposition of: 1,449,120

Wexford Management LLC

(a)   Amount beneficially owned: 1,449,120

(b)   Percent of class:  4.5%

(c)   Number of shares as to which the person has:

      (i)    Sole power to vote or to direct the vote:  0

      (ii)   Shared power to vote or to direct the vote: 1,449,120

      (iii)  Sole power to dispose or to direct the disposition of: 0

      (iv)   Shared power to dispose or to direct the disposition of: 1,449,120

     Wexford Management may, by reason of its status as investement advisor to Imprimis and WI Software, be deemed to own beneficially the shares of Common Stock of which Imprimis and WI Software possess beneficial ownership.

     Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the shares of Common Stock of which Imprimis and WI Software possess beneficial ownership.

     Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Management shares the power to vote and to dispose of the shares of Common Stock Imprimis and WI Software beneficially own.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

                                                             Page 9 of 10 Pages

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Dated:     February 13, 2001            IMPRIMIS SB, L.P.

                                        By:  IMPRIMIS SB, GP, LLC,
                                             as General Partner

                                             By:      /S/ ARTHUR A. AMRON
                                                      ----------------------
                                                      Name:  Arthur H. Amron
                                                      Title:   Vice President


                                        WI SOFTWARE INVESTORS, LLC

                                        By:   /S/ ARTHUR A. AMRON
                                              -----------------------
                                              Name:  Arthur H. Amron
                                              Title:   Vice President


                                        WEXFORD MANAGEMENT LLC

                                        By:   /S/ ARTHUR A. AMRON
                                              ------------------------------
                                              Name:  Arthur H. Amron
                                              Title:   Senior Vice President


                                        /S/ CHARLES E. DAVIDSON
                                        -----------------------
                                        CHARLES E. DAVIDSON


                                        /S/ JOSEPH M. JACOBS
                                        --------------------
                                        JOSEPH M. JACOBS


                                                            Page 10 of 10 Pages